HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 9, 2008

Kristina Aberg
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

      Re:   Epic Energy Resources, Inc.
            Form S-1/A

      This office represents Epic Energy Resources, Inc. (the "Company"). Amendment #3 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated June 4, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1. Comment complied with.                                                   6-9

2. Comment complied with.                                                    12

3. Comment complied with.                                                    12

4. The Company has a gas purchase contract with IACX
Energy, Inc. which has been filed as Exhibit 10.8 to
the registration statement. The Company expects that
production from its Kansas wells will resume in
August 2008.                                                       Exhibit 10.8

5. Comment complied with.                                                     9

6. The reference to the independent petroleum engineer
has been removed.                                                            34

7. Comment complied with.                                                    47

8. The fair values of the assets acquired and liabilities assumed were determined on a preliminary basis as of the dates of the acquisition of Carnrite Group and Pearl
Development Company. As of December 31, 2007, the Company was still reviewing the preliminary allocation, and the Company did not have the required information (such as projections, attrition rates for



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customers, etc.) necessary to determine the value of the
intangible assets for customer relationships recognized separately from goodwill in accordance with SFAS No. 141.
In order to make the determination of the value of the intangible assets for customer relationships during the one year period from the date of the acquisitions, the Company recently retained the services of a third party valuation services firm to assist in properly valuing the intangible assets associated with these acquisitions.
The Company expects the results of the analysis and independent report will properly identify the intangible assets based on the application of accepted valuation methods for each of the identified intangible assets.

9. After a more thorough analysis of the terms of the purchase of the Carnrite Group, the Company has determined that the contingent consideration should be considered additional purchase price rather than compensation expense.
Please refer to the attached "Position Paper - Accounting for Contingent Consideration" for the Company's analysis in this regard.

10. Comment complied with.                                                 F-16

11. Please refer to the attached "Position Paper - Accounting for Contingent Consideration" for the Company's analysis that supports its conclusion that the contingent consideration should be considered additional purchase price.

12. In 2007 the Company entered into a contract with a third party to provide services related to securing financing for future acquisitions. During 2007 no services were provided and the Company did not make any payments to the third party. During February 2008 the Company canceled the contract which provided for a $300,000 termination payment. The Company expensed the termination payment in the first quarter of 2008 when the decision was made to cancel the contract.

13. See response to comment 8 above. Fitts Roberts & Co.,
P.C. has been retained to assist the Company with valuing the intangible assets associated with the acquisition of Epic Integrated Solutions.

14. Per Paragraph 26 of SFAS 141, "Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date."
The $1,400,000 of cash to be paid in periodic installments during 2008 and 2009 is not contingent on any future factors such as employment, profits of the company, etc. According to Article 2, Section 2.4 of the Membership Interest
Purchase Agreement with Epic Integrated Solutions, "Purchaser shall deliver one million four hundred thousand dollars ($1,400,000.00) in accordance with the schedule set forth in Exhibit 2." Therefore, the Company believes that this consideration is determinable at the date of acquisition and thus properly included in the cost of the acquisition of Epic Integrated Solutions.


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General
-------

      We have removed the risk factor pertaining to foreign currency since all payments to the Company's subsidiaries are made in U.S. dollars.


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By
                                                William T. Hart



WTH:ap

                           Epic Energy Resources, Inc.

                                 Position Paper

                     Accounting for Contingent Consideration

The following information summarizes the position of Epic Energy Resources, Inc. related to the consideration paid to shareholders for the Carnrite Group ("Carnrite") and Epic Integrated Solutions ("EIS") acquisitions.

Background

EITF (Emerging Issues Task Force) Issue No. 95-8 entitled "Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination" is summarized below.

Opinion 16 addresses two types of contingent consideration in a purchase method business combination. Paragraph 80 of Opinion 16 discusses the accounting for a contingency based on maintaining or achieving specified earnings levels. Paragraphs 81-83 of Opinion 16 discuss the accounting for a contingency based on the market price of a specified security issued to effect a business combination.

The issue is what criteria should be used to determine whether contingent consideration based on earnings or other performance measures should be accounted for as (1) an adjustment of the purchase price of an acquired enterprise or (2) compensation for services, use of property, or profit sharing.

The Task Force reached a consensus that the determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for services, use of property, or profit sharing is a matter of judgment that depends on the relevant facts and circumstances.

The Task Force also reached a consensus that the following factors or indicators should be considered in evaluating whether an arrangement for contingent consideration based on earnings or other performance measures is, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing.

Factors involving terms of continuing employment

1. Linkage of continuing employment and contingent consideration: The terms of continuing employment by selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, purchase agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for postcombination services. Arrangements in which the


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   contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation.

   Company Position: While our arrangements for both acquisitions would tend to indicate that the contingent consideration should be treated as compensation, we believe that factor #3 (Level of compensation) below is the most relevant in our case.

   In addition, the following relevant points should be considered: (1) all selling shareholders are subject to the same contingency formula; (2) the compensation of the continuing employees including the contingent payments would be far in excess of reasonable compensation; (3) the contingent consideration formula is consistent with how the acquired businesses would be valued.

2. Duration of continuing employment: If the length of time of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.

   Company Position: While our arrangements would tend to indicate that the contingent consideration should be treated as compensation, we believe that factor #3 (Level of compensation) below is the most relevant in our case (see discussion below).

3. Level of compensation: Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.

   Company Position: For both acquisitions, the selling shareholders who are part of the contingent consideration arrangements continue to be paid a salary of market value or above after the acquisition. Each Carnrite selling shareholder is now paid a salary of $150,000 per year which is essentially the same (or higher) salary as they were making at Carnrite before the acquisition. Each EIS selling shareholder is now paid a salary of $150,000 per year which is essentially the same (or higher) salary as they were making at EIS before the acquisition.

Factors involving components of shareholder group

1. If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

   Company Position: For both acquisitions, all selling shareholders became employees of the new, combined Epic Energy Resources, thus this factor is not applicable.


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

2. The relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.

   Company Position: The selling shareholders of both acquisitions owned 100% of the stock of each company and all selling shareholders received the same amount of contingent consideration on a per share basis. Thus, in our opinion, this factor is not determinative in our analysis of the contingent consideration.

3. The preacquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, should also be considered.

   Company Position:  Not applicable for either the Carnrite acquisition.

Factors involving reasons for contingent payment provisions

1. Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement. For example, if the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired enterprise and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional purchase price. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

   Company Position: For the Carnrite and EIS acquisitions, the value of each company was determined using a multiple of cash flows. The total amount of Epic stock to be issued, including the contingent shares issued to the selling shareholders of the company was considered as part of the purchase price (ie. the value) of both acquisitions. The intent of the management of Epic, and the understanding of the selling shareholders of Carnrite and EIS, was that these contingent shares were part of the value of the target company. Excluding the value of the contingent shares from the purchase price would have yielded an unreasonable purchase price for the acquisition:

   Value of Carnrite (prepared by management):

   Average net income before tax of $2,509,553 x 5 (multiple of cash flows) = $12,547,765 (Total Enterprise Value)


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   Total Stock Value = 4,600,848 shares to be issued per the Term Sheet
   (inclusive of 1,673,036 of contingent consideration shares ) x $3.00 stock price = $13,802,544.

   Per the Term Sheet, it was the Company's intention that the Total Stock Value be 10% above the Total Enterprise Value. Thus, Epic was valuing the Carnrite acquisition using the total shares issued (which includes the contingent consideration shares).

   Value of EIS (prepared by management):

   Average net income before tax of $767,305 x 5.6 (multiple of cash flows) = $4,300,000 (Total Enterprise Value)

   Total Stock Value = $2,000,000 (1,000,000 shares to be issued per the Term Sheet (all are contingent consideration shares) x $2.00 stock price)

   Total Cash Value = $2,300,000.

   Thus, Epic was valuing the EIS acquisition using the total shares + total cash issued. The value of the stock is 47% of the Total Enterprise Value and thus should be included as part of the purchase price of the company and not future compensation.

Factors involving formula for determining contingent consideration

1. The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement.

   Company Position: For the Carnrite and EIS acquisitions, the value of the company was determined using a multiple of cash flows. The total amount of Epic stock to be issued, including the contingent shares issued to the selling shareholders of the company was considered as part of the purchase price (ie. the value) of both acquisitions. The intent of the management of Epic, and the understanding of the selling shareholders of Carnrite and EIS, was that these contingent shares were part of the value of the target company. The Carnrite and EIS acquisitions were valued at 5.0 and 5.6 times estimated average net income before tax, respectively. The number of shares issued to obtain this purchase price was the number of shares issued at closing PLUS the shares to be issued under the contingent shares arrangement See calculations above.

Factors involving other agreements and issues

1. The terms of other arrangements with selling shareholders (such as noncompete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate


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   that contingent payments are attributable to something other than consideration for the acquired enterprise. For example, if in connection with the acquisition the combined enterprise enters into a property lease arrangement with a significant selling shareholder with lease payments significantly below market value, that fact may indicate that some or all of the contingent payments are, in substance, for the use of the leased property rather than additional purchase price of the enterprise.

   Company Position: Each of the selling shareholders of Carnrite and EIS are now employees of Epic and are subject to similar employment arrangements as all other employees of Epic. No other special arrangements exist for the selling shareholders of Carnrite and EIS, thus this factor is not relevant to our analysis of the contingent consideration.